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                             August 10, 2021

       Brandon E. Lacoff
       Chief Executive Officer
       Belpointe PREP, LLC
       255 Glenville Road
       Greenwich, Connecticut 06831

                                                        Re: Belpointe PREP, LLC
                                                            Amendment No. 1 to
Registration Statement on Form S-11
                                                            Filed July 16, 2021
                                                            File No. 333-255424

       Dear Mr. Lacoff:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-11 filed July 16,
2021

       Unaudited Pro Forma Consolidated Financial Statements
       Note B. 1991 Main, page 100

   1. Please expand your disclosure to more thoroughly describe the terms of the QOZB sale, including the amount
and form of consideration you expect to receive as a result of the transaction. In that
regard, it appears that you intend to acquire a $23 million loan receivable as part of
the transaction. Your expanded disclosure should include a
                                                        discussion of the terms
of the loan. Additionally, your disclosure should discuss whether you expect to retain
sufficient continuing involvement in the QOZB assets such that you will not meet the
criteria to derecognize the assets.
 Brandon E. Lacoff
FirstName  LastNameBrandon E. Lacoff
Belpointe PREP, LLC
Comapany
August 10, NameBelpointe
           2021          PREP, LLC
August
Page 2 10, 2021 Page 2
FirstName LastName
Note E. The Offer, Conversion and Merger, page 101

2. Please expand your disclosure to more clearly describe the net assets you expect to acquire as a result of the acquisition of Belpointe REIT and the purpose for the transaction. In that regard, we note that you intend to dispose of substantially all of the real estate assets of Belpointe REIT promptly after the acquisition transaction.
       You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Vanessa Schoenthaler, Esq.